

Mail Stop 3720

September 30, 2009

Mr. Richard L. Bready
President and Chief Executive Officer
NTK Holdings, Inc.
50 Kennedy Plaza
Providence, Rhode Island 02903-2360

      RE: **NTK Holdings, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed April 10, 2009
              File No. 333-126389

              Form 10-Q for the quarterly period ended April 4, 2009
              Filed May 19, 2009

Dear Mr. Bready:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments

                             Sincerely,

                             /s/ Robert S. Littlepage
                                  for

                             Larry Spirgel
                             Assistant Director